UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A. Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93 Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1.402 São Paulo - SP

Rating (Standard & Poor’s): “brA+”

NOTICE TO THE MARKET

BANCO CITIBANK S.A., financial institution integrating the securities distribution system, with headquarters in the City and State of São Paulo, located at Avenida Paulista, 1.111, 10º andar, registered under Corporate Taxpayer’s ID (CNPJ/MF) 33.479.023/0001 -80, together with BB BANCO DE INVESTIMENTO S.A., financial institution integrating the securities distribution system, with headquarters in the City and State of Rio de Janeiro, located at Rua Senador Dantas, 105, 36º andar, registered under Corporate Taxpayer’s ID (CNPJ/MF) 24.933.830/0001 -30, as coordinators (“Coordinators”) of the public distribution of up to forty-five thousand (45,000) simple debentures of the 3rd issuance of debentures by CPFL ENERGIA S.A., corporation with headquarters in the City and State of São Paulo, located at Rua Gomes de Carvalho, 1.510, 14º andar, conjunto 1.402, registered under Corporate Taxpayer’s ID (CNPJ/MF) 02.429.144/0001 -93 (“Issuer”) in a single series, all registered, book-entry debentures, non-convertible into shares, of unsecured type, with unit par value on the respective issuance date, September 3, 2007, of ten thousand reais (R$10,000.00) (“Debentures”), totaling up to four hundred and fifty million reais (R$450,000,000.00) (“Offering”), announce, as a supplement to the notice published on September 12, 2007, that Debentures will be entitled to remuneration equivalent to the accumulation of one-day DI – Interbank Deposits daily average rates, “over extra group”, plus fixed spread of 0.45% p.a.. All other conditions of the Debentures remain unaltered.

The Coordinators would also like to clarify that the purpose of the bookbuilding procedure shall only be of allocating the Debentures among the relevant investors, in compliance with distribution plan set forth in the Offering Prospectus.

The Issue is subject to previous approval by CVM. Supplementary information on the Issue may be obtained from the Issuer and the Coordinators, at the addresses mentioned above.

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFERING.

“This public offering/program was prepared in accordance with the provisions of the Self-Regulation Code of ANBID for the Public Offerings of Distribution and Acquisition of Securities, which is registered in the 4th Office of Registration of Securities and Documents of the County of São Paulo, State of São Paulo, under no. 4890254; thus, this present public offering/program meets the minimum information standards contained in the code, and any responsibility for the referred information, for the quality of the issuer and/or offerers, of the participant institutions and of the securities purpose of the public offering/program, is not incumbent upon ANBID.”

COORDINATORS

THE OFFERING’S LEAD MANAGER IS BANCO CITIBANK S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.